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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Coeur d’Alene Mines Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

192108108

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 192108108			Page 2 of 9

1.	Name of Reporting Person: JMB Capital Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 263,158 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 263,158 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 263,158 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): .1% (See Item 4)

12.	Type of Reporting Person: PN

2

13G
CUSIP No. 192108108			Page 3 of 9

1.	Name of Reporting Person: Smithwood Partners, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 263,158 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 263,158 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 263,158 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): .1% (See Item 4)

12.	Type of Reporting Person: OO

3

13G
CUSIP No. 192108108			Page 4 of 9

1.	Name of Reporting Person: Jonathan Brooks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 263,158 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 263,158 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 263,158 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): .1% (See Item 4)

12.	Type of Reporting Person: IN

4

CUSIP No.
192108108

Item 1.

(a)	Name of Issuer:
Coeur d’Alene Mines Corporation

(b)	Address of Issuer’s Principal Executive Offices:
505 Front Avenue, P.O. Box I
Coeur d’Alene, Idaho 83816

Item 2.

(a)	Names of Persons Filing:
(i) JMB Capital Partners, L.P., a California limited partnership, (ii) Smithwood Partners, LLC, a California limited liability company and (iii) Jonathan Brooks, an individual

(b)	Address of Principal Business Office:
1999 Avenue of the Stars, Suite 2040
Los Angeles, California 90067

(c)	Citizenship:
See row 4 of each filer’s cover page

(d)	Title of Class of Securities:
Common Stock, par value $1.00 per share

(e)	CUSIP Number:
192108108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP No.
192108108

Item 4. Ownership

(a)	Amount beneficially owned:

263,158 shares of common stock issuable to JMB Capital Partners, L.P. (“JMB”) upon conversion of $2,000,000 principal amount of 1.25% Convertible Senior Notes due 2024 (the “Notes”) issued to JMB pursuant to that certain indenture, dated as of January 13, 2004 (the “Indenture”), between Coeur d’Alene Mines Corporation and the Bank of New York as Trustee, at a conversion price of $7.60 (the initial conversion price set forth in the Indenture).

(b)	Percent of class:

.1%, calculated based on 210,219,527 shares of common stock outstanding, which number is calculated by adding (i) 209,956,369 (the number of shares of common stock outstanding as of October 21, 2003 as set forth in the most recent Quarterly Report on Form 10-Q for Coeur d’Alene Mines Corporation) and (ii) 263,158 (the number of shares of common stock issuable to JMB upon conversion of $2,000,000 principal amount of Notes issued to JMB pursuant to the Indenture, at a conversion price of $7.60).

(c)	Number of shares as to which each filer has:

(i)	Sole power to vote or to direct the vote:

263,158

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

263,158

(iv)	Shares power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

CUSIP No.
192108108

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

A Joint Filing Agreement is attached hereto as Exhibit 1.

CUSIP No.
192108108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004

JMB CAPITAL PARTNERS, L.P.

	By:	Smithwood Partners, LLC

	By:	/s/ Jonathan Brooks

	Name:	Jonathan Brooks
	Title:	Sole Member and Manager

SMITHWOOD PARTNERS, LLC

	By:	/s/ Jonathan Brooks

	Name:	Jonathan Brooks
	Title:	Sole Member and Manager

JONATHAN BROOKS

/s/ Jonathan Brooks
Jonathan Brooks, an individual

CUSIP No.
192108108

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of Coeur d’Alene Mines Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 6, 2004

JMB CAPITAL PARTNERS, L.P.

	By:	Smithwood Partners, LLC

	By:	/s/ Jonathan Brooks

	Name:	Jonathan Brooks
	Title:	Sole Member and Manager

SMITHWOOD PARTNERS, LLC

	By:	/s/ Jonathan Brooks

	Name:	Jonathan Brooks
	Title:	Sole Member and Manager

JONATHAN BROOKS

/s/ Jonathan Brooks
Jonathan Brooks, an individual